Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 28, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On October 28, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated October 27, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
October 28, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Supervisors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Twelfth Meeting of the Second Session of

the Board of Supervisors

The twelfth meeting (the “Meeting”) of the second session of the Board of Supervisors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 27, 2008 at the conference room located at 29F of the headquarter of the Company. The supervisors were notified of the Meeting by way of a written notice dated October 13, 2008. Of the five supervisors of the Company, four supervisors attended the Meeting in person. Mr. Hui Tian, supervisor of the Company, authorized Ms. Zhihua Xia, Chairman of the Board, to cast votes for him. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China, and the provisions under relevant laws, administrative regulations, departmental rules and Articles of Association of the Company (the “Articles of Association”).

The Meeting was presided over by Chairman Ms. Zhihua Xia. The supervisors at the Meeting unanimously passed the following resolutions after sufficient review and discussions:

A. Passed the Third Quarter Report for the Year of 2008

The Board considers that:

The preparation and review procedures of the Third Quarter Report for the Year of 2008 of the Company are in conformity with provisions under relevant laws, regulations, the Articles of Association and internal management regulations of the Company; the content and form of the Third Quarter Report for the Year of 2008 of the Company are in compliance with requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein will truly, accurately and completely reflect, in every respect, the financial conditions and operating results of the Company for the third quarter of 2008.

Voting result: 5 for, 0 against, with no abstention.

Commission File Number 001-31914

B. Passed the Proposal on the Financial Reporting Standards of the A Share and H Share Financial Statements of the Company

Voting result: 5 for, 0 against, with no abstention.

C. Passed the Proposal on the Convening of the Thirteenth Meeting of the Second Session of the Board of Supervisors

Voting result: 5 for, 0 against, with no abstention.

China Life Insurance Company Limited

Board of Supervisors

October 27, 2008